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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                          Commission File No. 0-25634

         (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                      [X] Form 10-Q     [ ] Form N-SAR
                     For the Fiscal Quarter Ended March 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                     For the Transaction Period Ended: Not Applicable
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PART I - REGISTRANT INFORMATION
Full name of registrant:                  American Architectural Products Corporation
Former name:                              Not Applicable
Address of Principal Executive Office:    3000 Northwest 125th Street
                                          Miami, Florida  33167
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2000. As previously disclosed, on December 18, 2000, the Company filed for voluntary bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio. Consequently, the Company has expended significant effort accumulating and reporting information required by the Bankruptcy Court, working on a plan of reorganization, and determining the impact of the Bankruptcy filing on the Company's financial statements and disclosure requirements. This has resulted in the delayed closing of the year-end 2000 financial records for some of the Company's subsidiaries and operating divisions. Therefore, the Company has been delayed in compiling the information necessary for completing the audit of its financial statements for 2000. The Company will file its Annual Report on Form 10-K as promptly as possible following finalization of its audited financial statements for 2000.




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Since the Company has not yet finalized its audited financial statements for the year ended December 31, 2000, it is not able to complete its unaudited financial statements for the three-month period ended March 31, 2001. The Company will complete its first quarter 2001 financial statements as promptly as possible following finalization of its audited financial statements for 2000 and will file its Form 10-Q for the three months ended March 31, 2001 as promptly as possible after the first quarter financial statements are finalized.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

     Joseph Dominijanni            (724)                    940-2330
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          (Name)                   (Area Code)              (Telephone Number)

(2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                Yes  [  ]     No     [ X ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                Yes  [ X ]    No     [  ]


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously disclosed, the Company filed for voluntary bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on December 18, 2000. Consequently, the Company ceased accruing Interest Expense on its liabilities subject to compromise as of the Bankruptcy Date in accordance with Statement of Position 90-7. Therefore, approximately $3.9 million of interest expense is not accrued in the first quarter of 2001. In addition, in conjunction with the Bankruptcy, the Company recognized approximately $450,000 in reorganization expenses during the first quarter of 2001 that were not reflected in the quarter ended March 31, 2000 financial statements.

     In February 2000, the Company sold virtually all of the assets of Western Insulated Glass, Co. (Western). In May 2000, the Company sold virtually all of the assets of Vinylsource Inc. (Vinylsource). The combined results of operations of these two companies during the quarter ended March 31, 2000 were a net loss approximating $285,000 on $5.2 million in sales.

     In February 2001, the Company announced the shutdown of its Ottawa, Ohio manufacturing facility effective April 27, 2001. At this time the Company estimates that at least $600,000 of severance costs will be recognized in the first quarter of 2001 related to this shutdown.

                   American Architectural Products Corporation
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                   (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: May 16, 2001                             By: /S/ Joseph Dominijanni
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                                                    Joseph Dominijanni
                                                    President